SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 1 0 2014

05 REGISTRATIONS BRANCH

UNI~~TED STATES AND~~ ~~Washington, D.C. 20549~~



14049620

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 47759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2013__ AND ENDING __12/31/2013__
                                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD CAPITAL GROUP, INC.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

MCS PLAZA SUITE 305, 255 PONCE DE LEON AVENUE
(No. and Street)

SAN JUAN	PUERTO RICO	00917-1903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAMON DOMINGUEZ   (787) 282-0303
                                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEVANE GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

33 BOLIVIA STREET, 4th FLOOR	SAN JUAN	PR	00917
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aff: 039

OATH OR AFFIRMATION

I, ___Ramon Dominguez_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___RD Capital Group, Inc._____, as of ___December 31_____, 20 _13___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___President & CEO_____
Title

_____
Notary Public ⧣ 19101

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



9397
02/10/2014
$5.00
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Kevane
Grant Thornton

Financial Statements and Report of
Independent Certified Public Accountants

RD Capital Group, Inc.

December 31, 2013 and 2012

RD Capital Group, Inc.

Table of Contents



Report of Independent Certified Public Accountants

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholders and Board of Directors of
  RD Capital Group, Inc.:

Report on the Financial Statements
We have audited the accompanying financial statements of **RD Capital Group, Inc.** (a Puerto Rico corporation) (the "Company"), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations and accumulated deficit, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Kevane

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RD Capital Group, Inc.** as of December 31, 2013 and 2012, and the results of its operations, changes in its stockholders' equity and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion of the financial statements as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information in the Schedules I and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
   February 19, 2014.



2

Audit • Tax • Advisory
Member of Grant Thornton International Ltd

RD Capital Group, Inc.

Balance Sheets
December 31, 2013 and 2012

Assets

	2013	2012
Current assets:		
Cash and cash equivalents	$ 313,601	$ 266,626
Due from stockholder	934	934
Other accounts receivable	3,747	990
Prepaid expenses	7,219	7,931
Total current assets	325,501	276,481
Property and equipment:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less- Accumulated depreciation and amortization	(92,386)	(92,386)
Net property and equipment	-	-
Other assets--		
Deposit with Clearing House	100,000	100,000
Total assets	$ 425,501	$ 376,481

The accompanying notes are an integral part of these balance sheets.

RD Capital Group, Inc.

Balance Sheets
December 31, 2013 and 2012

Liabilities and Stockholders' Equity

	2013	2012
Current liabilities:		
Accounts payable	$ 86,576	$ 9,821
Commissions payable-		
Stockholder	155,500	25,500
Others	871	-
Accrued payroll taxes and withholdings	10,007	6,327
Income tax payable	46,933	6,500
Other accrued expenses	35,917	37,357
Total current liabilities	335,804	85,505
Stockholders' equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	273,421	543,421
Accumulated deficit	(218,724)	(287,445)
Total stockholders' equity	89,697	290,976
Total liabilities and stockholders' equity	$ 425,501	$ 376,481

The accompanying notes are an integral part of these balance sheets.

RD Capital Group, Inc.

Statements of Operations and Accumulated Deficit
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions and fees	$ 1,837,830	$ 1,490,827
Interest and other income	1,645	2,264
Total revenues	1,839,475	1,493,091
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	1,024,921	728,902
Professional and temporary services	160,574	140,109
Occupancy costs and office expenses	185,142	109,471
Travel and entertainment	130,609	114,427
Communications and postage	85,774	71,245
Dues, subscriptions and other registration fees	56,093	57,738
Property, municipal and other taxes	27,471	23,378
Auto	15,900	12,325
Others	22,040	8,519
Total operating expenses	1,708,524	1,266,114
Operating income before regulatory payments and fees and income tax provision	130,951	226,977
Regulatory payments and fees	(15,140)	(175,000)
Operating income before income tax provision	115,811	51,977
Income tax provision:		
Current	(47,090)	(6,500)
Deferred	-	(11,000)
Income tax provision	(47,090)	(17,500)
Net income	68,721	34,477
Accumulated deficit, beginning of year	(287,445)	(321,922)
Accumulated deficit, end of year	$ (218,724)	$ (287,445)

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Statements of Changes in Stockholders' Equity
December 31, 2013 and 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2011	$ 35,000	$ 543,421	$ (321,922)	$ 256,499
Net income	-	-	34,477	34,477
Balances at December 31, 2012	35,000	543,421	(287,445)	290,976
Return of capital	-	(270,000)	-	(270,000)
Net income	-	-	68,721	68,721
Balances at December 31, 2013	$ 35,000	$ 273,421	$ (218,724)	$ 89,697

The accompanying notes are an integral part of these statements.

6

RD Capital Group, Inc.

Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Commissions and fees received	$ 1,839,475	$ 1,493,091
Operating expenses paid	(1,515,843)	(1,479,690)
Income taxes paid	(6,657)	-
Net cash provided by operating activities	316,975	13,401
Cash flows used in financing activities-		
Return of capital	(270,000)	-
Net cash used in financing activities	(270,000)	-
Increase in cash and cash equivalents during the year	46,975	13,401
Cash and cash equivalents, beginning of year	266,626	253,225
Cash and cash equivalents, end of year	$ 313,601	$ 266,626

RD Capital Group, Inc.

Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 68,721	$ 34,477
Adjustments to reconcile net income to net cash provided by operating activities-		
(Increase) decrease in assets-		
Other accounts receivable	(2,757)	4,467
Prepaid expenses	712	(161)
Deferred tax asset	–	11,000
Increase (decrease) in liabilities-		
Accounts and other commissions payable	77,626	(38,830)
Accrued payroll taxes and withholdings	3,680	1,270
Commissions payable to stockholder	130,000	500
Income tax payable	40,433	6,500
Other accrued expenses	(1,440)	(5,822)
Total adjustments	248,254	(21,076)
Net cash provided by operating activities	$ 316,975	$ 13,401

The accompanying notes are an integral part of these statements.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2013 and 2012

(1) Organization and summary of significant accounting policies:

Organization –

RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for the customers.

The most significant accounting policies followed by the Company are the following:

Summary of significant accounting policies –

(a) Basis of presentation –
The Company's fiscal year ends on December 31st of each year. All references to years in these notes to the financial statements represent the fiscal years then ended, unless otherwise noted. The Company has evaluated subsequent events through February 19, 2014, the date the financial statements were available to be issued.

(b) Revenue recognition –
Commission revenues are recorded on a settlement date basis. Other revenues are recorded following the accrual basis of accounting.

(c) Cash and cash equivalents –
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, purchased with maturity of three months or less, to be cash and cash equivalents.

(d) Property and equipment –
Property and equipment is recorded at cost. Maintenance and repairs are charged to operations when incurred. Betterments and renewals which substantially increase the life of individual assets are capitalized.

(e) Long-lived assets –
Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2013 and 2012

(f) **Income taxes –**

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

(g) **Use of estimates –**

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h) **Concentration of credit risk –**

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(2) **Cash and cash equivalents:**

Cash and cash equivalents at December 31, 2013 and 2012 consist of the following:

	2013	2012
Cash in bank	$ 57,492	$ 56,413
Money market accounts	256,109	210,213
	$ 313,601	$ 266,626

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2013 and 2012

(3) Deposit with Clearing House:

This constant deposit is a requirement of Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. During the years ended December 31, 2013 and 2012 the total deposited amount of $100,000 was held by Pershing LLC.

(4) Retirement plan:

The Company has a defined employer contribution plan, which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. Employer contribution for the year ended December 31, 2013 amounted to $70,000. No employer contribution was made for the year ended December 31, 2012.

(5) Income taxes:

On June 30, 2013, the Government of Puerto Rico enacted Act # 40, a package of tax measures intended to provide new sources of revenue to balance the Commonwealth budget. Among the tax measures having a direct effect on the Company are:

(a) A gross revenue tax similar in structure to an existing municipal license tax.

(b) The income tax rates (as in effect under the 1994 Puerto Rico Internal Revenue Code) are reinstated, with the top income tax rate set at 39% for corporations.

(c) The net operating loss (NOL) deduction is limited to 90% of taxable income for regular income tax purposes and to 80% for alternate minimum tax purposes.

The income tax provisions of this Act are effective for taxable years beginning after December 31, 2012.

During the year ended December 31, 2012, the Company's taxable income is subject to Puerto Rico income tax at 20% to 30% rates provided by the Act # 1 of January 31, 2011 of Puerto Rico Internal Revenue Code. Act #40 of June 30, 2013 increased the tax rates to a range of 20% to 39%, which will be applicable for taxable years commencing on January 1, 2013.

Differences between financial statements and taxable income consist mainly of temporary differences with respect mainly to the non-deductibility of certain expenses for tax purposes.

During the year ended December 31, 2012, the Company used net operating losses (NOL) amounting to $56,124, to offset its taxable income.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2013 and 2012

The income tax provision for the years ended December 31, 2013 and 2012 is composed of:

	2013	2012
Theoretical income tax expense by application of statutory rates to the pre-tax income per financial statements	$ (33,034)	$ (10,395)
Tax effect of temporary and permanent differences	(4,859)	(7,330)
Tax on gross revenue	(9,197)	-
Tax benefit of net operating loss carryforward	-	11,225
Decrease in deferred tax asset	-	(11,000)
Provision for income taxes	$ (47,090)	$ (17,500)

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. The Company files income tax returns in the Commonwealth of Puerto Rico. With few exceptions, the Company is no longer subject to income tax examinations by tax authorities for years before 2009.

(6) Lease commitments:

The Company operates in premises, comprising of 1,892 square feet, occupied under the terms of an operating lease agreement. Effective January 1, 2010, the Company renewed the lease agreement for an additional five years ending on December 31, 2014. Monthly rent under the lease agreement amounted to $4,334.

The Company is also committed under the terms of a lease agreement effective from January 1, 2013 to December 31, 2013. Monthly rent under the lease agreement amounted to $6,000. On December 13, 2013, the lease agreement was extended for an additional six month period ending on June 30, 2014.

Total rent expense amounted to $118,030 and $52,030 during the years ended December 31, 2013 and 2012, respectively.

Minimum rental commitment for the next year under these operating lease agreements, amounts to approximately $88,000.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2013 and 2012

In addition, the Company leases two vehicles under operating lease agreements. Future minimum rental commitment under the leases, through their expiration dates are as follows:

Year	Amount
2014	$ 14,522
2015	14,522
2016	7,976
2017	4,704
2018	10,050
	$ 51,774

Rent expense for these operating leases for the years ended December 31, 2013 and 2012 amounted to $14,286 and $9,818, respectively.

(7) Related party transactions:

During the years ended December 31, 2013 and 2012, the Company engaged in transactions (mostly arising from cash advances and commissions paid) with its principal stockholder. The following summarizes pertinent transactions and year-end balances with related parties:

	2013	2012
Commissions expense-stockholder	$ 453,000	$ 293,000
Commissions due to stockholder	$ 155,500	$ 25,500
Due from stockholder	$ 934	$ 934

(8) Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2013 and 2012

At December 31, 2013 and 2012 the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2013	1.8 to 1	$ 50,000	$ 72,377	$ 22,377
2012	.22 to 1	$ 50,000	$ 276,424	$ 226,424

(9) Supplementary information:

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2013 and 2012, the Company has not had activities that would need to be disclosed on such schedules.

(10) Regulatory payments, fees and contingencies:

The Company is involved in the following legal actions resulting in claims on matters arising from its business activities:

(a) During the year 2013, a former customer filed a claim for breach of contract, collection of monies and torts, seeking $139,000 in compensation and damages. The case is in its initial stages and a motion to dismiss is pending before the Court. The legal advisor believes that the former customer has no legal ground to support his claim and that the Company has strong counter-claims and will defend the case vigorously.

(b) During the year 2011, a former independent contractor, filed a Statement of Claim in Arbitration against the Company alleging a variety of "employment-related" disputes. The Company mailed for filing its Answers and Affirmative Defenses and filed a Counter-Claim against the former independent contractor. The case was set for an arbitration hearing in year 2013. In November 2013, the arbitration award was entered and the Company paid a total of $15,140 during the year ended December 31, 2013 which are presented as regulatory payments and fees in the accompanying statements of operations and accumulated deficit.

(c) Also, in December 2011, a former customer filed a claim at FINRA against the Company and a former independent contractor seeking $600,000 in damages. However, at the Discovery stage, the claimant did not support the amount of the claim. This case is set for an Arbitration Hearing during March 2014. Management will continue to contest the claim vigorously.

RD Capital Group, Inc.

Notes to Financial Statements
December 31, 2013 and 2012

(d) During the year 2011, a former customer of the Company filed an Arbitration Claim against the Company, a Company's current employee, a former employee and a former independent contractor. The parties agreed to mediate the dispute and agreed to a settlement payment of $250,000; payable $75,000 in December 2011 and ten monthly payments of $17,500 each during 2012 totaling $175,000. Payments made by the Company in connection with this settlement during the year ended December 31, 2012 amounted to $175,000, which were presented as regulatory payments and fees expense in the accompanying statements of operations and accumulated deficit.

(e) In December 2010, a claim was filed before FINRA. It involved a complaint of a former customer of the Company against a former registered representative of the Company, alleging improper investment advice resulting in losses. In October 2012 the arbitration panel rendered its decision finding the Company and the registered representative not liable.

The above matters are being legally contested by management which believes that such actions will not have an adverse effect on the Company's future results of operations or financial position.

RD Capital Group, Inc.

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2013 and 2012**

	2013	2012
Net Capital:		
Total stockholders' equity	$ 89,697	$ 290,976
Less- Non-allowable assets-		
Petty cash	298	493
Account receivable from stockholder	934	934
Other receivables	3,747	990
Prepaid expenses	7,219	7,931
Total non-allowable assets	12,198	10,348
Less- Haircuts on securities-		
Money market account	5,122	4,204
Total haircuts on securities	5,122	4,204
Net capital	$ 72,377	$ 276,424
Aggregate indebtedness:		
Items included in the accompanying balance sheets-		
Accounts payable to suppliers	$ 36,576	$ 9,821
Commissions payable	871	-
Accrued payroll taxes and withholdings	10,007	6,327
Income tax payable	46,933	6,500
Other accrued expenses	35,917	37,357
Total aggregate indebtedness	$ 130,304	$ 60,005
Computation of basic net capital requirement:		
Minimum net capital required (aggregate indebtedness ÷ by 15)	$ 8,687	$ 4,000
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 22,377	$ 226,424
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 12,377	$ 216,424
Ratio: Aggregate indebtedness to net capital	1.8 to 1	.22 to 1

Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2013 and 2012):

	2013	2012
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 72,377	$ 276,424
Net audit adjustments	-	-
Net capital per above	$ 72,377	$ 276,424

RD Capital Group, Inc.

**Reconciliation of Aggregate Indebtedness Pursuant to Rule 17A-5 (D)(4)
of the Securities and Exchange Commission
December 31, 2013 and 2012**

	2013	2012
Reconciliation with company's computation (included in Part IIA Form X-17A-5 as of December 31, 2013 and 2012):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 130,304	$ 60,005
Audit adjustments	-	-
Schedule I	$ 130,304	$ 60,005



Report of Independent Certified Public Accountants on Internal Control Structure Required by Sec Rule 17a-5

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Stockholders and Board of Directors of
  RD Capital Group, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **RD Capital Group, Inc.** as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the related practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
February 19, 2014.



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Kevane
Grant Thornton

Independent Accountants' Report on
Applying Agreed-Upon Procedures Related
to the SIPC Assessment Reconciliation

RD Capital Group, Inc.

For the Year Ended December 31, 2013

Kevane
GrantThornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
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www.kevane.com

To the Stockholders and Board of Directors of
    RD Capital Group, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by **RD Capital Group, Inc.** (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   The Company made the following general assessment payments, as reported in Form SIPC-7 corresponding to the year ended December 31, 2013:

Check Number	Check Date	Check Amount	Bank Clearing Date
11845	07/17/13	$ 3,253	07/26/13
12104	01/28/14	$ 1,332	02/11/14

   We found no exceptions as a result of the procedure.



2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013.

Audited Form X-17A-5	Total Revenues Form SIPC-7	Difference
$ 1,876,934	$ 1,876,934	$ -

We found no exceptions as a result of the procedure.

3. Compared any adjustments reported in Form SIPC-7 with the internal Company's trial balance (general ledger) for the year ended December 31, 2013.

Adjustment per Form SIPC-7	Amount
Deductions:	
Clearing firm charges	$ 37,393
Short sales interest expense	5,469
Total	$ 42,862

We found no exceptions as a result of the procedure.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the General Assessment Payment Form (SIPC-6) for the year ended December 31, 2013.

We found no exceptions as a result of the procedure.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

This step does not apply since there were no overpayments of general assessment fees for the year ended December 31, 2013.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico
  February 19, 2014.

